Exhibit 2.6

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of June 26, 2020, Brooge Energy Limited has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), its ordinary shares and warrants to purchase ordinary shares.

The following is a summary of information concerning capital stock of Brooge Energy Limited (the “Company”). The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the Company’s Amended and Restated Memorandum and Articles of Incorporation, and are entirely qualified by that document.

We are authorized to issue 450,000,000 ordinary shares, $0.0001 par value per share (the “Ordinary Shares”), and 50,000,000 preferred shares, $0.0001 par value per share.

Common Stock

Shares Outstanding. The Company is authorized to issue up to 450 million ordinary shares, par value $0.0001 per share. As of June 26, 2020, there were 109,587, 854 Ordinary Shares outstanding.

Dividends. Subject to the rights of holders of preferred shares, if any, the holders of Ordinary Shares are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available for the payment of dividends.

Voting Rights. The holders of Ordinary Shares are entitled to one vote for each Ordinary Share held of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

Liquidation Rights. Subject to any preferential rights of outstanding preferred shares, holders of Ordinary Shares will share ratably in all assets legally available for distribution to our shareholders in the event of dissolution.

Other Rights. Holders of the Company’s Ordinary Shares do not have any conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the Ordinary Shares.

Fully Paid. The issued and outstanding Ordinary Shares are fully paid and non-assessable. This means the full purchase price for the outstanding Ordinary Shares has been paid and the holders of such Ordinary Shares will not be assessed any additional amounts for such Ordinary Shares.

Listing. The Ordinary Shares are traded on the Nasdaq Capital Market under the trading symbol “BROG”.

Warrants

Warrants Outstanding. As of June 26, 2020, there were 21,228,900 warrants outstanding

Ordinary Shares Issuable. A total of 21,228,900 Ordinary Shares are issuable upon exercise of the outstanding warrants. Each outstanding warrant is exercisable to purchase one Ordinary Share.

Term. The outstanding warrants are exercisable beginning on January 19, 2020 and ending on December 20, 2024.

Exercise Price. Each outstanding warrant is exercisable at a price of $11.50 per share. The exercise price and number of Ordinary Shares issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of Ordinary Shares at a price below their respective exercise prices.

Cashless Exercise. No Company warrants issued to persons or entities other than Twelve Seas Sponsors I LLC, Suneel G. Kaji and Gregory Stoupnitzky (collectively, the “Initial Twelve Seas Shareholders”) are exercisable for cash unless the Company has an effective and current registration statement covering the Ordinary Shares issuable upon exercise of the warrants and a current prospectus relating to such Ordinary Shares. Notwithstanding the foregoing, during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis in the same manner as if we called the warrants for redemption and required all holders to exercise their warrants on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of the Ordinary Shares for the ten (10) trading days ending on the trading day prior to the date of exercise.

Private Warrants. The Company warrants issued to the Initial Twelve Seas Shareholders are identical to the other warrants issued, except that the warrants issued to the Initial Twelve Seas Shareholders are exercisable for cash (even if a registration statement covering the Ordinary Shares issuable upon exercise of such warrants is not effective) or on a cashless basis, at the holder’s option, and will not be redeemable by us, in each case so long as they are still held by the Initial Twelve Seas Shareholders or their affiliates.

Redemption. We may call the warrants for redemption (excluding the warrants issued to the Initial Twelve Seas Shareholders provided such warrants are still held by the Initial Twelve Seas Shareholders or their affiliates), in whole and not in part, at a price of $0.01 per warrant,

●	at any time while the warrants are exercisable;

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder;

●	if, and only if, the reported last sale price of the Ordinary Shares equals or exceeds $18.00 per share, for any 20 trading days within a 30-day trading period ending on the third business day prior to the notice of redemption to warrant holders; and

●	if, and only if, there is a current registration statement in effect with respect to the Ordinary Shares underlying such warrants commencing five business days prior to the 30-day trading period and continuing each day thereafter until the date of redemption.

The right to exercise will be forfeited unless the warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant. The redemption criteria for the Company’s warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

If we call the warrants for redemption as described above, Company management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. In this case, the “fair market value” shall mean the average reported last sale price of the Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. Whether we will exercise our option to require all holders to exercise their warrants on a “cashless basis” will depend on a variety of factors including the price of our Ordinary Shares at the time the warrants are called for redemption, our cash needs at such time and concerns regarding dilutive stock issuances.

Mechanics of Exercise. The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up or down to the nearest whole number the number of Ordinary Shares to be issued to the warrant holder. Warrant holders may elect to be subject to a restriction on the exercise of their warrants such that an electing warrant holder would not be able to exercise their warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% of the Ordinary Shares outstanding.

No Rights as Shareholder: The warrant holders do not have the rights or privileges of holders of Ordinary Shares and any voting rights until they exercise their warrants and receive Ordinary Shares. After the issuance of Ordinary Shares upon exercise of the warrants, each holder will be entitled to one vote for each Ordinary Share held of record on all matters to be voted on by shareholders.

Listing. The warrants are traded on the Nasdaq Capital Market under the trading symbol “BROGW”.

Preferred Shares

The Amended and Restated Memorandum and Articles of Association of the Company authorize the issuance of up to 50,000,000 blank check preferred shares with such designations, rights and preferences as may be determined from time to time by the Company’s board of directors. Accordingly, the Company’s board of directors will be empowered, without shareholder approval, to issue preferred shares with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of Ordinary Shares. In addition, the preferred shares could be utilized as a method of discouraging, delaying or preventing a change in control of the Company.

Variation of Rights of Shareholders

If at any time the share capital of the Company is divided into different classes of shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued shares of that class where such variation is considered by the Board of Directors not to have a material adverse effect upon such rights. In all other cases, variations shall be made only with the consent in writing of the holders of not less than two thirds of the issued shares of that class, or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class. For the purposes of a separate class meeting, the Board of Directors may treat two or more or all the classes of shares as forming one class of shares if the directors consider that such class of shares would be affected in the same way by the proposals under consideration. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Anti-Takeover Provisions

Certain provisions in the Amended and Restated Memorandum and Articles of Association of the Company, such as the super majority voting requirements for amendments thereto, may discourage unsolicited takeover proposals that the Company’s shareholders may consider to be in their best interest and may make the removal of the Company’s incumbent management more difficult. Other anti-takeover provisions under the Amended and Restated Memorandum and Articles of Association of the Company include:

●	Undesignated Preferred Shares. The Company’s Board of Directors has the ability to designate and issue preferred shares with voting or other rights or preferences that could deter hostile takeovers or delay changes in its control or management.

●	Directors Removed Only for Cause. The Company’s Amended and Restated Memorandum and Articles of Association provides that shareholders may remove directors only for cause.

Bylaw Provision regarding Ownership Disclosure

There is no bylaw provision requiring shareholder ownership to be disclosed above a certain threshold.

Certain Differences of Cayman Islands Law

The Company’s corporate affairs will be governed by its Amended and Restated Memorandum and Articles of Association, the Cayman Islands Companies Law, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by non-controlling shareholders and the fiduciary responsibilities of the Company’s directors to the Company under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. Your rights as a shareholders and the fiduciary responsibilities of the Company’s directors under Cayman Islands law are different from under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws from the United States and may provide significantly less protection to investors. In addition, some U.S. states, such as Delaware, have different bodies of corporate law than the Cayman Islands.

The Company has been advised by its Cayman Islands legal counsel, Maples and Calder, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against the Company judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State and (ii) in original actions brought in the Cayman Islands, to impose liabilities against the Company predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and/or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. There is recent Privy Council authority (which is binding on the Cayman Islands Court) in the context of a reorganization plan approved by the New York Bankruptcy Court which suggests that due to the universal nature of bankruptcy/insolvency proceedings, foreign money judgments obtained in foreign bankruptcy/insolvency proceedings may be enforced without applying the principles outlined above. However, a more recent English Supreme Court authority (which is highly persuasive but not binding on the Cayman Islands Court), has expressly rejected that approach in the context of a default judgment obtained in an adversary proceeding brought in the New York Bankruptcy Court by the receivers of the bankruptcy debtor against a third party, and which would not have been enforceable upon the application of the traditional common law principles summarized above and held that foreign money judgments obtained in bankruptcy/insolvency proceedings should be enforced by applying the principles set out above, and not by the simple exercise of the Courts’ discretion. Those cases have now been considered by the Cayman Islands Court. The Cayman Islands Court was not asked to consider the specific question of whether a judgment of a bankruptcy court in an adversary proceeding would be enforceable in the Cayman Islands, but it did endorse the need for active assistance of overseas bankruptcy proceedings. The Company understands that the Cayman Islands Court’s decision in that case has been appealed and it remains the case that the law regarding the enforcement of bankruptcy/insolvency related judgments is still in a state of uncertainty.

The Company is incorporated in the Cayman Islands and currently conducts all of its operations through its subsidiary, Brooge Petroleum and Gas Investment Company FZE, in the United Arab Emirates. All of the Company’s assets are located outside the United States. The Company’s officers and directors are expected to reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against the Company or against these individuals in the United States in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the United Arab Emirates could render you unable to enforce a judgment against the Company’s assets or the assets of the Company’s directors and officers.

Shareholders of Cayman Islands exempted companies such as the Company have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies. The Company’s directors have discretion under Cayman Islands law to determine whether or not, and under what conditions, the Company’s corporate records could be inspected by the Company’s shareholders, but are not obliged to make them available to the Company’s shareholders. This could make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, the Company shareholders might have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

4